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                           May 5, 2022

       Thomas Traves
       Chief Executive Officer
       Visionary Education Technology Holdings Group Inc.
       200 Town Centre Blvd.
       Suite 408A
       Markham, Ontario, Canada L3R 8G5

                                                        Re: Visionary Education
Technology Holdings Group Inc.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed May 2, 2022
                                                            File No. 333-263290

       Dear Mr. Traves:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-1 Filed May 2, 2022

       Exhibit 23.1 Consent of Independent Registered Accounting Firm, page 1

   1. The consent of MNP LLP is currently dated May 2, 202. Please revise to include a properly dated consent
of the independent registered accounting firm.
 Thomas Traves
FirstName  LastNameThomas   Traves
Visionary Education Technology Holdings Group Inc.
Comapany
May  5, 2022NameVisionary Education Technology Holdings Group Inc.
May 5,
Page 2 2022 Page 2
FirstName LastName
       You may contact Blaise Rhodes at 202-551-3774 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Steven Schuster, Esq.